Exhibit 1

GENTIUM S.p.A.

QUARTERLY REPORT

For the quarterly period ended March 31, 2006

GENTIUM S.p.A.
QUARTERLY REPORT, MARCH 31, 2006

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Operating and Financial Review and Prospects,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under the captions “Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Such forward-looking statements include, but are not limited to, those relating to:

• our expectations for increases or decreases in expenses;
• our expectations for the development, manufacturing, and approval of defibrotide or any other products we may acquire or in-license;
• our expectations for incurring additional capital expenditures to expand our research and development capabilities;
• our expectations for becoming profitable on a sustained basis;
• our expectations or ability to enter into marketing and other partnership agreements;
• our expectations or ability to enter into product acquisition and in-licensing transactions;
• our estimates of the sufficiency of our existing cash and cash equivalents and investments to finance our operating and capital requirements;
• our expected losses; and
• our expectations for future capital requirements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date of this report. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART 1. FINANCIAL INFORMATION
GENTIUM S.p.A.
Balance Sheets
 (in thousands, except share data)

	December 31, 2005	March 31, 2006
		(unaudited)
ASSETS
Cash and cash equivalents	€12,785	€9,746
Receivables	8	8
Receivables from related parties	1,867	1,998
Inventories	1,628	1,779
Prepaid expenses and other current assets	918	732
Total Current Assets	17,206	14,263

Property, manufacturing facility and equipment, at cost	17,456	17,659
Less: Accumulated depreciation	8,825	9,006
Property, manufacturing facility and equipment, net	8,631	8,653

Intangible assets, net of amortization	267	503
Other non-current assets	9	7
Total Assets	€26,113	€23,426

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	2,644	3,331
Payables to related parties	542	565
Accrued expenses and other current liabilities	1,063	982
Current maturities of long-term debt	916	797
Deferred income	283	248
Total Current Liabilities	5,448	5,923

Long-term debt, net of current maturities	2,485	2,203
Termination indemnities	706	715
Total Liabilities	8,639	8,841

Share capital (par value: €1.00; 12,690,321 shares authorized, 5,000,000 and 9,610,630 shares issued at December 31, 2005 and at March 31 2006, respectively)	9,611	9,611
Additional paid in capital	33,090	33,306
Accumulated deficit	(25,227)	(28,332)
Total Shareholders’ Equity	17,474	14,585
Total Liabilities and Shareholders’ Equity	€26,113	€23,426

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Statements of Operations
 (Unaudited, in thousands, except share data)

	Three Months Ended March 31,
	2005	2006
Revenues:
Sales to affiliates	€500	€912
Third party product sales	93	3
Total product sales	593	915
Other income and revenues	70	35
Total Revenues	663	950

Operating costs and expenses:
Cost of goods sold	502	763
Charges from affiliates	271	215
Research and development	644	1,623
General and administrative	412	1,296
Depreciation and amortization	23	42
	(1,852)	(3,939)
Operating loss	(1,189)	(2,989)

Foreign currency exchange gain (loss), net	(55)	(168)
Interest income (expense), net	(2,148)	52

Pre-tax loss	(3,392)	(3,105)
Income tax expense:
Current	(16)	-
Total tax expenses	(16)	-
Net loss	€(3,408)	€(3,105)

Net loss per share:
Basic and diluted net loss per share	€(0.68)	€(0.32)
Weighted average shares used to compute basic and diluted net loss per share	5,000,000	9,610,630

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Statements of Cash Flows
 (Unaudited, in thousands)

	Three Months Ended March 31,
	2005	2006
Cash flows from operating activities:
Net loss	€(3,408)	€(3,105)
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized foreign exchange loss	118	-
Depreciation and amortization	360	219
Non cash interest expense	1,750	-
Stock based compensation	66	213
Changes in operating assets and liabilities:
Accounts receivable	(262)	(131)
Inventories	(504)	(152)
Prepaid expenses and other assets	212	188
Accounts payable and accrued expenses	(428)	629
Deferred income	(73)	(35)
Termination indemnities	(17)	8
Net cash used in operating activities	(2,186)	(2,165)

Cash flows from investing activities:
Capital expenditures	(244)	(198)
Intangible expenditures	(18)	(274)
Net cash used in investing activities	(262)	(472)

Cash flows from financing activities:
Repayments of long-term debt	(162)	(401)
Proceeds from issuance of series A convertible notes	1,465	-
Capital contribution by shareholder	1,600	-
Repayment of affiliate’s loan	(700)	-
Repayment from bank overdrafts and short term borrowings	(2,199)	-
Net cash provided/(used) by/in financing activities	4	(401)

Decrease in cash and cash equivalents	(2,444)	(3,039)
Cash and cash equivalents, beginning of period	2,461	12,785
Cash and cash equivalents, end of period	€17	€9,746

Supplemental disclosure of cash flow information:
Cash paid for interest, net of capitalized amount	€61	€50
Income taxes paid	€-	€-

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Notes To Financial Statements
 (Amounts in thousands except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Gentium S.p.A. (“Gentium,” the “Company” or “we”) is a biopharmaceutical company focused on the discovery, research and development of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. The Company’s core areas of focus are: i) drugs derived from DNA extracted from natural sources and ii) drugs which are synthetic oligonucleotides (molecules chemically similar to natural DNA).

In particular, we are developing our most advanced product candidates to treat and prevent Veno-Occlusive Disease (“VOD”) and to treat multiple myeloma. Our most advanced product candidates utilize defibrotide, a drug that we discovered and currently manufacture and license to pharmaceutical companies for sale in Italy. In addition to defibrotide, we manufacture and sell urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, sulglicotide, which is intended to be used to treat peptic ulcers, and other miscellaneous pharmaceutical products. We have also developed a formulation of the drug mesalazine to treat inflammatory bowel disease. All of the Company’s operating assets are located in Italy, and more than 95% of product revenue are to one affiliated customer in Italy.

The Company is domiciled in the Republic of Italy. Gentium’s largest shareholder is FinSirton S.p.A. (“FinSirton”) and an affiliate, Sirton Pharmaceuticals S.p.A. (“Sirton”) is a subsidiary of FinSirton.

In December 2000, Sirton contributed certain assets, including research facilities, equipment and intellectual property, to the Company in return for 98% of the Company’s shares (the “Separation”). At that time, the Company was incorporated and in July 2001 changed its name to Gentium S.p.A. The Separation and transfer of assets was recorded at historical cost in the accompanying financial statements. The accompanying financial statements reflect the historical operations that comprised the business of research and development and manufacture of defibrotide and certain other pharmaceutical ingredients.

The financial statements include allocations of certain expenses, including centralized legal, accounting, treasury, information-technology, purchasing and logistics, controlling and reporting and other corporate services and infrastructure costs provided by the Company’s largest shareholder, FinSirton, and its affiliate, Sirton. Starting in April 2005, the Company began to implement functions and activities that were previously provided by FinSirton and Sirton. As of March 31, 2006, we had established our own purchasing, logistics, quality assurance, accounting, controlling and reporting services, treasury, regulatory and information technology departments, but we continued to obtain corporate services, payroll services and quality control services from these affiliates and we are still relying on the IT infrastructure provided by Sirton.

The charges by our affiliates for goods and services include: (i) allocations in cost of good sold based on direct costs related to inventory production and related support activities, (ii) research and development recorded based upon actual costs associated with research and development activities and (iii) general and administrative costs generally allocated based on the nature of the activities. The expense allocations were determined on bases that management considered to be a reasonable reflection of the utilization of services provided or the benefits received by Gentium.

The Company derives the majority of its revenues from its affiliate, Sirton. Despite the fact that Sirton has experienced financial difficulties which could impact the Company, management believes that the Company can continue to operate without a significant change in operations or disposal of assets. Although the Company’s business plan foresees a substantial investment in research and development and continuing losses, the Company has demonstrated the ability to raise substantial third party funding based on the prospects of the Company’s product candidates. The Company also has opportunities to raise capital by licensing its technology and proprietary knowledge as it has in the past. However, there can be no assurance that the Company will be able to raise additional funds in the future.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These financial statements are denominated in the currency of the European Union (the euro or €). Unless otherwise indicated, all amounts are reported in thousands of Euro or US$, except share and per share data.

Use of Estimates and Reclassification:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassification of prior period amounts have been made to the Company’s financial statements to conform to the current period presentation.

Inventories: Inventories consist of raw materials, semi-finished and completed products and from time to time includes products used in clinical trials, which are charged to research and development expense when consumed. The Company capitalizes inventory costs associated with certain by-products, based on management’s judgment of probable future commercial use and net realizable value. Inventories are stated at the lower of cost or market, cost being determined on an average cost basis. The Company periodically reviews its inventories and items that are considered outdated or obsolete are reduced to their estimated net realizable value. The Company estimates reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels are excessive, then inventories are reduced to their estimated net realizable value.

Revenue Recognition: The Company mainly sells its products to its affiliate, Sirton. The Company also recognizes revenue from the sale of products to third parties and from contractual arrangements. Revenues from product sales are recognized at the time of product shipment. The Company also has revenue arrangements with multiple deliverables, which are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these contracts is allocated among the separate units based on their respective fair value, and the applicable revenue recognition criteria are applied to each separate unit. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. The Company’s revenue recognition policies for its various types of revenue streams are as follows:

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred and title passes to the customer, the price is fixed and determinable, collectibility is reasonably assured, and the Company has no further obligations. Costs incurred by the Company for shipping and handling are included in cost of goods sold.

The Company recognizes revenue from royalties based on the licensees’ sales of the Company’s products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectibility is reasonably assured.

Revenues from contractual arrangements with customers generally includes upfront fees, performance milestone payments, reimbursements of development costs and continuing license and manufacturing fee arrangements if the research and development efforts ever reach the commercialization phase.

Sales of licensing rights for which no further performance obligations exist are recognized as revenues on the earlier of when the payment is received or collection is assured. Nonrefundable upfront licensing fees and certain guaranteed time based payments that require the Company’s continuing involvement in the form of research and development or manufacturing efforts are recognized as revenues:

•	ratably over the development period if the development risk is significant,

•	ratably over the manufacturing period or estimated product useful life if development risk has been substantially eliminated, or

•	based upon the level of research services performed during the period of the research contract.

Performance based milestone payments are recognized as revenue when the performance obligation, as defined in the contract, is achieved. Performance obligations typically consist of significant milestones in the development life cycle of the related technology, such as initiation of clinical trials, filing for approval with regulatory agencies and approvals by regulatory agencies.

Government Grants: Government grants are related to the reimbursement of qualifying research and development expenses. As the research and development expenses submitted by the Company are first subject to audit and revision by the competent governmental authority and final payments are discretionary, no amount of grant reimbursement is recognized until the cash is received. Grant reimbursement costs are treated as a reduction of the qualifying expense in the accompanying financial statements.

Research and Development: Research and development expenditures are charged to operations as incurred. Research and development expenses consist of costs incurred for proprietary and collaborative research and development, including activities such as product registration and investigator-sponsored trials. Research and development expenses include salaries, benefits and other personnel related costs, clinical trial and related trial product manufacturing costs, contract and other outside service fees, and allocated facilities and overhead costs.

Clinical Trial Accruals: The Company records accruals for estimated clinical study costs. These costs can be significant component of research and development expenses. The Company accrues for the costs of clinical studies conducted by contract research organizations based on the estimated costs and contractual progress over the life of the individual study.

Share Based Compensation: Effective September 30, 2004, the Company adopted an equity incentive plan and a non-statutory share option plan (the “Plans”) for officers, employees, consultants, directors and non-employee directors. Options to purchase an aggregate of 992,000 and 1,007,000 ordinary shares were outstanding under the Plans at December 31, 2005 and March 31, 2006, respectively. The Company has always accounted for share based compensation on the basis of fair value, previously under SFAS 123 and as of July 1, 2005, under SFAS 123(R), “Share Based Payments”. The adoption of SFAS 123R did not have a significant impact on the Company as the fair valuations previously used to estimate the fair value of share based compensation were unchanged. The fair value of the equity compensation for employees is determined using a single estimated expected life. Compensation expense for awards that have a vesting provision is recognized on a straight-line basis over the service period of the equity compensation award. Stock based compensation expense was €66 thousand and €213 thousand for the three month periods ended March 31, 2005 and 2006, respectively. The Company expects to incur significant non-cash share based compensation expense in the future.

From time to time, the Company grants options to non-employees. Grants of equity instruments to non-employees, and non-directors such as consultants are also accounted for under SFAS 123(R) and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Under the EITF, equity instruments granted to non-employees requires the measuring of the fair value of that instrument at the earlier of either i) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”); or ii) the date at which the counterparty’s performance is complete. Fair value of the option grant is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes model takes into account volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock and the exercise price. For the three month periods ended March 31, 2005 and 2006, the Company has recorded non-cash compensation expenses for options granted to non employees and non directors of approximately €66 thousand and €53 thousand, respectively

Stock purchase warrants issued with Series A Senior Convertible Promissory Notes: The Company granted warrants (the “Warrants”) in connection with the issuance of certain notes payable (the “Notes”,). Under Accounting Principles Board Opinion No. 14, “Accounting for Convertible Debt and Debt Issued With Stock Purchase Warrants”, the estimated fair value of such Warrants represents a discount from the face amount of the Notes. Accordingly, the related estimated fair value of the warrants was recorded in the financial statements as a discount from the face amount of the Notes. The discount on the Notes was being amortized and included in interest expense over the period to the earliest put option date using the effective interest method. Upon completion of the Company’s IPO, convertible Note holders either received cash for their Notes or converted the Notes into equity. At that time, the remaining balance of the discount related to redeemed Notes was charged to interest expense and, for Notes converted into ordinary shares, the remaining balance was charged to additional paid-in capital.

Beneficial Conversion Feature of Series A Senior Convertible Promissory Notes: The convertible feature of the Notes and share purchase Warrants provided for a rate of conversion of the instrument into Gentium’s shares that was below fair value at the time of issuance. This feature is normally characterized as a “beneficial conversion feature” (“BCF”), which represents the “intrinsic value” of the difference between the conversion price of the instrument and the underlying fair value of the Company’s shares at that date. Pursuant to EITF Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio” and EITF No. 00-27, “Application of EITF Issue No. 98-5 to Certain Convertible Instruments”, the Company determined the value of the BCF, for the Notes and Warrants issued in 2004 to be approximately €3,688 ($4,643) and €459 ($578), respectively. In conjunction with Notes issued in January 2005, the Company determined the value of the BCF to be approximately €1,111 ($1,456) and €138 ($181), for the Notes and Warrants, respectively. Accordingly, the relative fair value of the BCF related to the Notes and Warrants were recorded in the financial statements as discounts from the face amount of the Notes. The discounts were being amortized to interest expense and accreted to additional paid in capital, respectively, using the effective interest method, through the earliest put option date. As of December 31, 2005 the Notes were either converted or redeemed. The balance of the discount related to Notes redeemed was charged to expense and for Notes converted into ordinary shares, was charged to additional paid-in capital.

Segment information:

Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”), establishes standards for reporting information on operating segments in interim and annual financial statements. The Company’s chief operating decision makers review the profit and loss of the Company on an aggregate basis and manage the operations of the Company as a single operating segment. Accordingly, the Company operates in one segment, which is the biopharmaceutical industry.

2. SERIES A SENIOR CONVERTIBLE PROMISSORY NOTES

From October 2004 through December 2004, the Company issued, in a private placement, $6,098 (€4,843 based on the exchange rate at the date of subscription) of Series A senior convertible promissory notes (the “Notes”). In January 2005, the Company issued an additional $1,912 (€1,459 based on the exchange rate on that date of subscription) in Notes. These Notes were issued with warrants to purchase additional ordinary shares at 110% of the price per share of the Company’s ordinary shares sold in its IPO. The Notes could be converted into ordinary shares at 90% of the price per share of the shares sold during the Company’s IPO (but not less than $6.00 per share). The number of warrants issued with the Notes was determined by a formula that included the price per share of the shares sold in the Company’s IPO. Based on the formula, the warrants are exercisable to purchase 503,298 ordinary shares at an exercise price of $9.90 per share.

On June 21, 2005, the closing date of the Company’s IPO, holders of Notes with a face value of $2,912 (€2,408 based on the exchange rate on June 21, 2005) elected to convert their promissory Notes to 359,505 of the Company’s ordinary shares, and in June and July 2005, the remaining balance of the Notes with a face value of $5,098 (approximately €4,221 based on the exchange rate at the date of redemption) were redeemed.

3. SHAREHOLDERS’ EQUITY

The Company had 9,610,630 ordinary shares of €1.00 par value per share issued and outstanding as of December 31, 2005 and March 31, 2006, respectively. Authorized capital as of March 31, 2006 is as follows:

March 31, 2006
Issued and outstanding	9,610,630
Reserved for conversion of Notes	-
Reserved for exercise of warrants	1,216,816
Reserved for underwriters purchase option	151,200
Reserved for future planned offerings	151,675
Reserved for share option plans	1,560,000
12,690,321

Un-issued shares reserved for conversion of the Series A senior convertible promissory Notes and the related Warrants expire upon the maturity date of the Notes and expiration date of the Warrants. Un-issued shares reserved for the future offerings and share option plans expire on September 30, 2009.

Gentium’s largest shareholder, FinSirton and its related company, Sirton, have made periodic investments in Gentium in the past. These investments occurred via the transfer of goods or services to Gentium from one or the other of the companies. The investing company did not receive compensating goods, services or cash in return from Gentium. As such, these additional non-cash investments have been recorded in equity as it is considered to be additional paid in capital to Gentium.

In January 2005, FinSirton sold 450,000 of its Gentium ordinary shares to private investors and subsequently contributed €1,600, the approximate amount of the net proceeds, to the Company’s capital. In April 2005, FinSirton sold an additional 800,000 of its Gentium ordinary shares to a private investor and subsequently contributed €2,300, the approximate amount of the net proceeds, to the Company’s capital.

On June 21, 2005, the Company completed an IPO of 2,400,000 American Depositary Shares (ADSs), each representing one (1) of its ordinary shares at a price of $9.00 per ADS, generating gross proceeds of $21,600, and on July 27, 2005, the underwriters exercised part of their over-allotment option by purchasing an additional 300,000 ADSs generating additional gross proceeds of $2,700. The IPO underwriting discount and other offering costs amounted to €3,919 and were charged against additional paid-in capital. In connection with the IPO the Company granted the underwriters options to purchase 151,200 ADSs for services rendered during the IPO. All equity instruments issued to non-employees are accounted for at the estimated fair value of the equity instruments. The value of these options has been estimated using the Black-Scholes model. The assumption used in the calculation of the fair value were a weighted average expected life of 5 years, an expected volatility rate of 34.97% and a risk-free interest rate of 3.83%. At the time of grant, the fair market value of each option was $1.53. The Company applies EITF 96-18 in accounting for its options granted to non-employees and non-directors. The fair value of the instruments was estimated to be €190, and was included with other offering costs.

On October 14, 2005, the Company completed a private placement of 1,551,125 ADSs at $7.05 per ADS. Gross proceeds from the offering were $10.9 million (€9.1 million). The private placement offering costs amounted to €1,066 and were charged against additional paid-in capital. As part of the private placement, the Company issued warrants for the purchase of an aggregate of 620,450 ADSs at an exercise price of $9.69 per ADS. The warrants have a term of five years. In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 93,068 ADSs at an exercise price of $9.69 per ADS.

Italian law restricts the amount of dividends that can be paid out on an annual basis. Before dividends can be paid out of net income in any year, an amount equal to 5% of such net income must be allocated to the statutory legal reserve until such reserve is at least equal to one-fifth of the par value of the issued shares. If the capital account is reduced as a result of statutory losses, no amounts can be paid until the capital account is restored. Dividends can only be declared on the basis of the statutory equity available, which can be substantially different from the US GAAP equity reported herein. In addition to restrictions on the amount of dividends, Italian law also prescribes the procedures required if a company’s aggregate par value falls below a certain level. The law states that if the aggregate par value is reduced by more than one third, then the shareholders must take action, which could include a recapitalization of the company. Based on our statutory equity at March 31, 2006, no amounts are eligible to be paid as dividends and the Company has no intention to pay a dividend in the future given its research activities.

In order to issue new equity, our board must meet and resolve to recommend to our shareholders that they approve an amendment to our bylaws to increase our capital. Our shareholders must then meet and approve that amendment to our bylaws. These meetings take time to call. Also, our shareholders can authorize an increase to our capital for only five years. If authorized capital is not issued by the end of those five years, the authorized capital expires, and our board and shareholders would need to meet again to authorize a new capital increase. Our shareholders authorized our board of directors to increase our capital by up to €90 million of par value for ordinary shares and €10 million for ordinary shares issuable upon conversion of convertible bonds on April 28, 2006. Finally, Italian law provides that if the shareholders vote to increase our capital, any interested person may, during the period of 180 days following the filing of the shareholders’ approval with the Register of Companies, challenge such capital increase if the increase was not in compliance with Italian law. These restrictions could limit our ability to issue new equity on a timely basis.

4. COLLABORATIVE AGREEMENTS

In December 2001, the Company entered into a license and supply agreement with Sigma-Tau Pharmaceuticals Inc. (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., hereinafter referred to as “Sigma Tau”). Under the multi-year agreement, Sigma Tau obtained exclusive rights to distribute, market and sell defibrotide to treat VOD in the United States. In 2005, the Company expanded Sigma-Tau’s current license territory to all of North America, Central America and South America. In return for the license, Sigma-Tau agreed to pay the Company an aggregate of $4,900, of which €3,826 ($4,000) has been received to date, based on the exchange rate in effect on the date of receipt. Sigma-Tau will owe the Company an additional $350 performance milestone payment within 30 days of the end of a Phase III pivotal study, and a $550 performance milestone payment within 30 days of obtaining an FDA New Drug Application or Biologic License Application and other approvals necessary for the marketing of defibrotide in the United States.

The amounts due for the aforementioned performance criteria will not be recognized as revenue until the performance obligations are fully satisfied. If the Company unilaterally discontinues development of defibrotide to treat VOD (after written notice to Sigma-Tau) and then resumes the development, substantially availing itself of the stages previously completed, either independently or with a third party, within 36 months of the discontinuation, then the Company will be required to promptly reimburse Sigma-Tau for the amounts received. The Company has no intention to discontinue the development of the product.

If during the drug development stages the Company realizes that the activities to bring the product to completion would require a material increase of expenditures, either party can terminate the agreement. If the Company or Sigma-Tau terminates the agreement for that reason and the Company then resumes the development, substantially availing itself of the stages previously completed, either independently or with a third party, within 36 months of the termination, the Company will be required to promptly reimburse Sigma-Tau for the amounts received. Currently, the Company is not aware of any factors that would require a material unexpected increase of expenditures for the remaining development activities.

The Company’s accounting for its performance based milestone payments is based on the guidance in SAB 104 which states that each of the following four criteria must be met prior to revenue being recognized:

•	persuasive evidence that an arrangement exists,

•	delivery has occurred or services have been rendered,

•	the seller’s price to the buyer is fixed or determinable, and

•	collectibility is reasonably assured.

The Company believes that once it has met the performance milestone as described in the collaborative agreement, then all of the criteria have been met and that the revenue should be recognized at that date.

In 2006, Company’s management revised the recognition period of the upfront payments to align it to the revised expected residual life of the financed research project..

5. EQUITY INCENTIVE PLANS

On September 30, 2004, the Company adopted the Gentium S.p.A 2004 Equity Incentive Plan and Italy Stock Award Plan. The plans provide for the issue of incentives awards for up to 1.5 million ordinary shares to employees, consultants, directors, and non-employee directors. Awards may be in the form of either incentive and non-qualified options, restricted share grants, share appreciate rights and share bonuses.

On September 30, 2004, the Company adopted a Non-Qualified Stock Option Plan for 60,000 shares of its ordinary shares and on October 1, 2004, granted to an officer of the Company a non-qualified option to purchase 60,000 shares. The option vested in full on December 15, 2004 and is exercisable for a period of five years at the lesser of $5.50 per share or 50% of the per share price of the Company’s initial public offering. On March 23, 2006, the Compensation Committee agreed with him to increase the exercise price of the option from $4.50 to $5.58 to comply with an Italian law requirement, and amend the term of the option from October 2009 to September 30, 2009. We agreed to pay him $64,800 (the amount of the aggregate increase in the exercise price), subject to certain conditions, in return for amending the exercise price and the term.

On March 23, 2006, the Company granted to a consultant options to purchase an aggregate of 15,000 ordinary shares. The options were fully vested on the date of the grant and expire on September 30, 2009. The exercise price of the options granted was $12.00 per share. The market value on the date of the grant was $10.10.

In accordance with the provision of SFAS No. 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the service period. As of March 31, 2006, the compensation committee of the Company’s board of directors granted options to purchase 1,007,000 shares of the Company’s ordinary shares to the Company’s officers, directors and consultants. The Company recorded non cash compensation expense of €66 thousand and €213 thousand for the three month periods ended March 31, 2005 and 2006, respectively. The Company expects to incur significant non-cash compensation expense for option grants in the future.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. The weighted average fair market value of options granted to officers, directors and consultants for the three month periods ended March 31, 2005 and 2006, as of the date of the grants, was $4.55 and $2.96, respectively. The assumptions used in the calculation of the fair value of options granted during the three month period ended March 31, 2005 and 2006, were a weighted average expected term of 2.0 and 3.53 years, respectively, a weighted average expected volatility rate of 60% and 40%, respectively, and a weighted average risk-free interest rate of 3.19% and 4.93%, respectively.

The Black-Scholes model takes into account volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock and the exercise price. Some of these inputs are highly subjective assumptions and these assumptions can vary over time. Additionally the Company has limited historical information available to support its estimate of certain assumptions required to value employee stock options. In developing its estimate of expected term, due to the limited history, the historical share option exercise experience is not a particularly relevant indicator of future exercise patterns. The Company has assumed for purposes of the Black-Scholes calculation that an option will be exercised after it fully vests for officers and directors and based on contractual term for options granted to consultants. Additionally, due to the limited period that there has been a public market for the Company’s securities, the implied volatility of the Company’s ordinary shares may not be representative of the expected volatility. Implied volatility is the volatility assumption inherent in the market price of a company’s traded options. Therefore, since the Company has no publicly traded options, in determining the expected volatility the Company took into account other available information, including the historical experience of a group of stocks in the Company’s industry having similar traits. For purposes of the calculation, the Company assumed that no dividends would be paid during the expected term of the options.

The Company applies EITF 96-18 in accounting for options granted to consultants. For the three month periods ended March 31, 2005 and 2006, the Company recorded non-cash compensation expense of approximately €66 thousand and €53, respectively. As of March 31, 2005 and 2006, options issued to consultants amounted to 85,000 and 150,000, respectively.

A summary of the Company’s stock option activity and related information is as follows, based on the exchange rate in effect at grant date and at each date below:

	Shares Available for Grant	Shares	Weighted Average Exercise Price
Options available upon plan adoption	1,560,000	-
Granted	(85,000)	85,000	€5.12	$6.82
Exercised	-	-	-	-
Cancellations	-	-	-	-
Options outstanding at December 31, 2004	1,475,000	85,000	€5.12	$6.82
Granted	(907,000)	907,000	€7.51	$8.90
Exercised	-	-	-	-
Cancellations	-	-	-	-
Options outstanding at December 31, 2005	568,000	992,000	€7.36	$8.72
Granted	(15,000)	15,000	€9.95	$12.00
Exercised	-	-	-	-
Cancellations	-	-	-	-
Options outstanding at March 31, 2006	553,000	1,007,000	€7.25	$8.77

The following table summarizes information concerning currently outstanding and exercisable options as of March 31, 2006:

Unaudited	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Years Remaining on Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
€4.61 ($5.58)	60,000	3.50	€4.61 ($5.58)	60,000	€4.61 ($5.58)
€5.85 ($7.08)	15,000	3.58	€5.85 ($7.08)	2,083	€5.85 ($7.08)
€6.53 ($7.90)	10,000	3.67	€6.53 ($7.90)	1,111	€6.53 ($7.90)
€6.60 ($8.00)	50,000	3.70	€6.60 ($8.00)	27,500	€6.60 ($8.00)
€7.44 (€9.00)	832,000	3.26	€7.44 ($9.00)	208,000	€7.44 ($9.00)
€8.26 ($10.00)	25,000	3.71	€8.26 ($10.00)	25,000	€8.26 ($10.00)
€9.91 ($12.00)	15,000	3.48	€9.91 ($12.00)	15,000	€9.91 ($12.00)
	1,007,000			338,694

Warrants

Following is a summary of the Company’s warrants issued as of March 31, 2006 and changes during the periods presented.

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2003	--
Granted	503,298	€7.15	$9.52
Exercised	-	-	-
Cancellations	-	-	-
Balance, December 31, 2004	503,298	€7.15	$9.52
Granted	713,518	€8.21	$9.69
Exercised	-	-	-
Cancellations	-	-	-
Balance, December 31, 2005	1,216,816	€8.14	$9.61
Granted	-	-	-
Exercised	-	-	-
Cancellations	-	-	-
Balance, March 31, 2006	1,216,816	€8.14	$9.61

6. NET LOSS PER SHARE

Basic earnings per share is based upon the weighted average number of ordinary shares outstanding. Diluted earnings per share is based upon the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding. Dilutive potential ordinary shares could result from (i) the assumed exercise of outstanding stock options and equivalents, which are included under the treasury stock method; (ii) performance based share rights awards to the extent that dilutive shares are assumed issuable; (iii) the assumed exercise of outstanding put options, which are included under the reverse treasury stock method; and (iv) convertible notes and debentures, which are included under the if-converted method, if applicable.

As of March 31, 2005 and 2006, options, warrants and convertible debt convertible or exercisable into an aggregate of 947,803 and 2,734,521 ordinary shares, respectively, prior to the application of the treasury stock method for options and warrants, were not included in the calculation of diluted net loss per share as they are anti-dilutive.

In 2005, Notes that have been converted into equity were excluded from the computation of diluted earning per share as the inclusion of these Notes, at the beginning of the period, would be anti-dilutive. Ordinary share equivalents (options and warrants) to purchase 2,375,016 ordinary shares at prices ranging from $5.50 to $12.00 per share were outstanding as of March 31, 2006, of which only 832,000 options were included in the computation of diluted shares in 2006, because the exercise price of the other options and warrants exceeded the average market price.

The following is a reconciliation of the numerators and denominators of the diluted EPS computations (in thousands):

	Three Months Ended March, 31
	2005	2006
Numerator:
Net loss for basic EPS	€(3,408)	€(3,105)
Adjustment for interest, net of tax	-	-
Loss for diluted EPS	€(3,408)	€(3,105)

Denominator:
Weighted average shares for basic EPS	5,000,000	9,610,630
Effect of dilutive securities:
Stock options	-	-
Warrants	-	-
Convertible notes	-	-
Weighted average shares for diluted EPS	5,000,000	9,610,630

The following table sets forth the computation of basic and diluted net loss per share:

	Three Months Ended March, 31
	2005	2006
Numerator: Net loss for basic EPS	€(3,408)	€(3,105)
Net loss for diluted EPS	(3,408)	(3,105)

Denominator: Basic calculation	5,000,000	9,610,630
Diluted calculation	5,000,000	9,610,630

Basic and diluted net loss per share	€(0.68)	€(0.32)

7. RELATED PARTY TRANSACTIONS

The Company’s largest shareholder is FinSirton. Historically, FinSirton has provided the Company with office space, personnel, administrative services, information technology systems and accounting services. Sirton, which is a wholly owned subsidiary of FinSirton, purchases products from the Company. Sales to Sirton account for most of the Company’s existing product sales. Sirton has also historically provided the Company with a number of business services such as purchasing, logistics, quality assurance, quality control, analytical assistance for research and development, and regulatory services. Beginning in April 2005, the Company started to build-up internal functions and activities that were previously provided by FinSirton and Sirton. As of March 31, 2006, the Company had established purchasing, logistics, quality assurance, accounting, controlling and reporting departments, treasury, regulatory and information technology departments. The Company still depends on FinSirton for corporate services and payroll; and on Sirton for infrastructure costs and quality control and is still relying on the IT infrastructure provided by Sirton.

Sales to Sirton represent 100% and 99% of the total product sales for the three month periods ended March 31, 2005 and 2006, respectively. Sirton manufactures finished products from, in part, our products, and sells those products primarily to one customer, Crinos.

For the three months periods ended March 31, 2005 and 2006, the Company had the following transactions with its affiliates:

	Three Months Ended March, 31

	2005	2006
Revenues	€590	€912
Expenses	271	215

As of December 31, 2005 and March 31, 2006 the Company had the following balances with its affiliates:

	December 31, 2005	March 31, 2006

Receivables	€1,867	€1,998
Payables	542	565

The receivable from related parties relates to the sales by the Company of defibrotide and other pharmaceutical ingredients to Sirton. As of March 31, 2006, receivable from related parties included a receivable of €81 due to the assumption of debt by Gentium for certain retirement benefits of certain employees that have been transferred to Gentium. The payables relate to services provided to the Company by Sirton and FinSirton according to agreements with these affiliates. These agreements involve a range of services, such as general management, administrative, accounting, human resources, payroll and quality monitoring services. The agreements each have recurring one year terms, and may be terminated by either party upon written notice to the other party at least one month prior to the expiration of the term. The accounting policies applied to transactions with affiliates are consistent with those applied in transactions with independent third parties and management believes that all related party agreements are negotiated on an arm’s length basis. The Company’s inter-company contracts with FinSirton and Sirton are described below.

Organizational consulting contracts

The Company has an agreement with Sirton pursuant to which Sirton provides the Company with organizational consulting services related to implementation of strategic plans and the coordination of internal resources. The agreement expired on December 31, 2005 and it has not been renewed. Fees incurred pursuant to the agreements for the three month periods ended March 31, 2005 and 2006 amounted to €40 thousand and nil, respectively.

Regulatory consulting contracts

The Company has an agreement with Sirton pursuant to which Sirton provides the Company with its “Internal Regulatory Department,” which furnishes all the services necessary to comply with the requirements of pharmaceutical industry rules. The agreement expired on December 31, 2005 and it has not been renewed. The Company’s fees incurred pursuant to the agreement for the three month periods ended March 31, 2005 and 2006 amounted to €3 thousand and nil, respectively.

Quality monitoring contract

The Company has agreement with Sirton pursuant to which Sirton provides the Company with quality monitoring services related to its production process. The Company’s fees are based on the number of hours of the monitoring services provided or on the costs associated with performing batch analysis. Additionally, in 2005 Sirton provided Gentium with two of its employees in order to perform quality monitoring services on the Company’s production and business processes. The Company’s incurred fees pursuant to the agreement for the three month periods ended March 31, 2005 and 2006 amounted to €83 thousand and €125 thousand, respectively.

Quality assurance contract

The Company has an agreement with Sirton pursuant to which Sirton provides the Company with quality monitoring services related to its production process. The Company’s fees are based on the hours of the monitoring services provided. The agreement expired on December 31, 2005 and it has not been renewed. For the three month periods ended March 31, 2005 and 2006 amounted to €9 thousand and nil, respectively.

Other services contracts

The Company has an agreement with Sirton pursuant to which Sirton provides Gentium with a range of services relating to purchasing and logistics, technical services for manufacturing facility revamping, consulting services, maintenance and general services. Due to the Company’s establishment of some internal departments, the Company entered into a revised services agreement with Sirton in January 2006. Under the new agreement, Sirton no longer provides some of these services, as the Company provides them internally. The Company incurred fees pursuant to the agreement for the three month periods ended March 31, 2005 and 2006 amounted to €45 thousand and €24 thousand, respectively.

The Company has an agreement with FinSirton to provide the Company with accounting and information technology services relating to invoicing, payments and collections and payroll processes. Due to the Company’s establishment of some internal departments, the Company entered into a revised services agreement with FinSirton in January 2006. Under the new agreement, FinSirton no longer provides some of these services, as the Company provides them internally. The Company incurred fees pursuant to the agreement for the three month periods ended March 31, 2005 and 2006 amounted to €50 thousand and €25 thousand, respectively.

Leases

On January 1, 2005, the Company entered into a lease agreement with Sirton for manufacturing space. This agreement expires on December 31, 2010. Total expenses under this operating lease for three month periods ended March 31, 2005 and 2006 amounted to €2 thousand in each period.

On January 1, 2005, the Company entered into a lease agreement with FinSirton to lease space for offices, laboratories and storage facilities. This agreement expires on December 31, 2010. Total expenses under this operating lease for three month periods ended March 31, 2005 and 2006 amounted to €39 thousand in each period.

Future minimum lease payment under operating leases as of March 31, 2006 are:

Operating Leases
2006	€163
2007	163
2008	163
2009	163
2010	163
Total minimum lease payments	€815

8. SUBSEQUENT EVENTS

In April 2006, the Company issued 100,858 American Depositary Shares due to the exercise of warrants. Proceeds from the exercise of the warrants amounted approximately to $976 thousand.

The Company applied to a national banking institution, Intesa-Mediocredito, for a medium/long-term financing facility of up to €1 million to finance the Company’s purchase and installation of two reactors in our manufacturing facility. In February 2006, Intesa-Mediocredito notified the Company that it would grant the financing facility, and in April 2006, Intesa-Mediocredito granted the financing facility. The financing facility has a five-year term and bears interest at the three-month Euribor rate plus 1.7%. It is secured by Banca Intesa debt securities in the aggregate amount of €525 thousand that the Company purchased and which expire on May 10, 2011. The Company makes installment payments on the financing facility of €131 thousand every six months until its final maturity in April 2011.

Under Italian law, a local authority, the Lombardy Regional Authority, provided various incentives to the Company to purchase the new reactors, on the theory that the reactors improve the working conditions for the Company’s employees and constitute an investment in innovation. These incentives were in the form of the agreement by the Lombardy Regional Authority to pay (i) up to €75 thousand of certain social securities contributions that the Company is obligated to pay to the national government and (ii) up to €80 thousand of interest due on the financing facility.

PART 2 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the financial statements, related notes and other financial information included elsewhere in this report and in conjunction with management’s operating and financial review and prospects and the Company’s audited annual financial statements and related notes included in its Prospectus filed under Rule 424 (b) of the Securities Act of 1933, as amended, dated June 16, 2005. This discussion may contain predictions, estimates and other forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from any future performance suggested below.

All amounts are in thousands except per share data.

Background

We are a biopharmaceutical company focused on the research, discovery and development of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. In 1986, our founding company received approval to sell in Italy a drug called “defibrotide” to treat deep vein thrombosis, and, in 1993, it received approval to manufacture and sell defibrotide to both treat and prevent all vascular disease with risk of thrombosis. In addition to defibrotide, we sell urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, sulglicotide, which is intended to be used to treat peptic ulcers, and other miscellaneous pharmaceutical products. We have also developed a formulation of the drug mesalazine to treat inflammatory bowel disease.

Defibrotide for the Treatment and Prevention of VOD

Defibrotide to treat VOD with multiple-organ failure

Our leading product candidate is defibrotide to treat VOD, and in particular VOD with multiple-organ failure. In May 2003, the FDA designated defibrotide as an orphan drug to treat VOD. In July 2004, the Commission of the European Communities designated defibrotide to treat and prevent VOD as an orphan medicinal product, which is similar to being designated an orphan drug by the FDA.

In 2000, the British Journal of Hematology published the results of a 40 patient “compassionate use” study of defibrotide to treat VOD conducted in 19 centers in Europe from December 1997 to June 1999. Nineteen patients, or 47.5%, survived more than 100 days. The publication indicated that four of the 19 patients who survived more than 100 days subsequently died. Twenty-eight patients were judged likely to die or had evidence of multiple-organ failure, and 10, or 36%, of these patients survived more than 100 days. The 100 day survival rate is a milestone generally used to determine transplant success. This publication stated that the defibrotide was generally safely administered with no significant side-effects.

In 2002, the results from 88 patients with VOD with multiple-organ failure following stem cell transplants who were treated with defibrotide from March 1995 to May 2001 were published in Blood, the Journal of the American Society of Hematology. This publication reported data on 19 patients treated under individual Investigational New Drug Applications and on a subsequent 69 patient multi-center Phase I/II clinical trial that was conducted under an Investigational New Drug Application filed by a Dana-Farber investigator. The primary goal of the trial was the assessment of the potential effectiveness of the drug and its side effects, if any. All patients in the clinical trial received defibrotide on an emergency basis. This publication stated that 31 patients, or 35.2%, of those patients survived at least 100 days after stem cell transplant with minimal adverse side effects, primarily transient mild hypotension. Thirteen of those 31 patients who had survived more than 100 days had died by October 2001, the latest date for which survival information was available. No mortality from VOD or other toxicity related to the cancer treatment was seen more than 134 days after treatment with defibrotide, with the most common cause of later death being relapse.

The Dana-Farber investigator also sponsored, under its Investigational New Drug Application, a Phase II clinical trial in the United States of defibrotide which enrolled 145 stem cell transplant patients with VOD with multiple-organ failure at eight cancer centers. This trial was funded by us and $525 thousand in grants from the orphan drug division of the FDA. The purpose of this trial was to evaluate the effectiveness of this drug, including the effect of the drug on the survival rate of patients with VOD with multiple-organ failure, the effective dosage and potential adverse side effects.

The Dana-Farber investigator presented the results from this Phase II clinical trial at the 47th Annual Meeting of the American Society of Hematology on December 12, 2005. Results show that the survival rate after 100 days for the 142 patients treated was approximately 39% after 100 days with minimal adverse events as compared to the historical 100 day survival rate of approximately 20%. We do not have information about the survival rate after 100 days.

The FDA has approved our application for “fast track” designation for defibrotide to treat VOD with multiple-organ failure occurring after stem cell transplantation by means of injection. The FDA approval process for defibrotide for this use remains dependent upon the successful completion of clinical trials. Fast track designation may shorten and facilitate the approval process.

We started a Phase III clinical trial in the United States for this use. Enrollment of patients is scheduled to begin in May 2006. We are the sponsor and will conduct the Phase III clinical trial and any additional clinical trials required by the FDA under our own Investigational New Drug Application that we submitted to the FDA in December 2003. Sponsoring and conducting the additional clinical trials under our own Investigational New Drug Application will allow us to communicate directly with the FDA regarding the development of this drug for marketing approval.

Consorzio Mario Negri Sud had been conducting a multi-center Phase II/III clinical trial in Europe and Israel of defibrotide to treat VOD after stem cell transplants that was sponsored by a committee of clinical investigators. The trial was scheduled to include approximately 340 patients, of which approximately 60 had been enrolled at December 31, 2004. We were funding the costs of this clinical trial. The committee of clinical investigators cancelled the trial in October 2005 due to a lack of patients enrolled in the trial. This trial included a randomly selected control group. We believe that patients may have been reluctant to enroll due to the possibility of being placed in the control group and not receiving treatment.

Defibrotide to prevent VOD

We believe there is a significant market opportunity for defibrotide to prevent VOD for patients at risk of developing VOD. Based on our experience researching VOD, we believe that many recipients of high doses of chemotherapy, radiation therapy or hormone therapy or of therapies that prepare for stem cell transplants have an elevated risk of developing VOD. We believe that there are no FDA or European regulatory approved drugs to prevent VOD at this time.

A preliminary pilot clinical study in Switzerland by the University Hospital of Geneva on defibrotide, in patients at high risk of VOD, suggested that defibrotide may provide effective and safe prevention against VOD. The study tested patients who received stem cell transplants. None of 52 successive transplant patients who received defibrotide as a preventative agent developed VOD. By comparison, 10 of 52 patients who underwent transplants in the same center before the study developed VOD, which was fatal in three cases. The study report indicated that mild to moderate toxicity such as mild nausea, fever and abdominal cramps was documented, although the report stated that it was difficult to determine whether the toxicity was directly attributable to the defibrotide, the chemotherapy that preceded the stem cell transplants or other drugs used during the stem cell transplants. The study report did not indicate the number of patients who experienced this toxicity.

We are co-sponsoring with the European Group for Blood and Marrow Transplantation, a not-for-profit scientific society, a Phase II/III clinical trial in Europe of defibrotide to prevent VOD in children. We expect this study, which began enrollment in the first quarter of 2006, to include 270 patients enrolled by several centers in Europe, who will randomly receive either defibrotide or no treatment.

We are also co-sponsoring with the European Group for Blood and Marrow Transplantation a second Phase II/III clinical trial in Europe of defibrotide to prevent VOD and transplant associated microangiopathy in adults. We expect this trial to include at least 370 patients enrolled by several centers in Europe beginning by the second quarter of 2006, who will randomly receive either defibrotide or a placebo in a double-blind study. The total number of patients enrolled will be confirmed upon finalization of the study protocol.

We intend to initiate development of defibrotide to prevent VOD in the United States by starting a clinical trial of this product candidate in 2007.

Defibrotide for the treatment of Multiple Myeloma

Preclinical studies conducted by the Myeloma Center of the Dana-Farber Cancer Institute at Harvard University on human multiple myeloma in rodents suggests that defibrotide’s effect on the cells of blood vessel walls may help increase the effectiveness of other treatments for multiple myeloma. In particular, the overall survival rate of rodents with human multiple myeloma increased and tumor volume decreased when the animals were administered defibrotide in combination with other chemotherapy agents. The Myeloma Center of Dana-Farber is conducting additional preclinical studies of defibrotide’s effects on multiple myeloma.

An independent Phase I/II clinical study of defibrotide to treat multiple myeloma in combination with melphalan, prednisone, and thalidomide (MPT) started in December 2005 which we expect to include approximately 10 cancer centers in Italy. The principal investigator for the clinical trial is Dr. Mario Boccadoro, M.D., Division of Hematology, University of Turin, Italy. We will pay part of the costs of this trial. The trial is scheduled to be a dose-escalating, multi-center, non-comparative, open label study designed to assess the safety and the efficacy of Defibrotide with MPT regimen as a salvage treatment in advanced refractory MM patients. The Phase I component of the trial will combine oral MPT with escalating doses of defibrotide to determine the maximum tolerated dosage of defibrotide combined with MPT in 24 patients (three cohorts of eight patients). In the Phase II component of the trial, the oral MPT regimen will be combined with the maximum tolerated dosage of defibrotide and administered to 20 consecutive patients to assess response rate and clinical efficacy.

Defibrotide to mobilize and increase the number of stem cells available in patients’ and donors’ blood for subsequent stem cell transplantation

Preclinical studies conducted by The National Institute of Tumors of Milan used defibrotide in combination with G-CSF, a drug commonly used to cause stem cells to migrate (mobilize) from the bone marrow into the blood circulatory system for collection and transplant. The preclinical study in primates showed that the number of stem cells available for transplant increased by a factor of six.

The National Institute of Tumors of Milan was conducting a Phase I clinical trial in Italy to evaluate the safety and effectiveness of defibrotide to increase the number of stem cells available for transplant when used with G-CSF in humans.

Additional Product Candidates

We have conducted preclinical studies of other uses of defibrotide and of other drugs in our pipeline. We plan to continue to develop these product candidates to further expand the possible markets for our products.

In addition to the product candidates mentioned below, we are also studying existing published clinical studies that indicate that defibrotide may have potential efficacy in the prevention of a decline in renal function in patients with IgA nephropathy and impaired glomerular filtration rate.

Product Candidate	Intended Use	Stage of Development

Defibrotide	Oral administration to prevent deep vein thrombosis outside Italy	Phase I/II completed in Denmark
Mesalazine	Treat inflammatory bowel disease	Phase III in United States and Canada
Oligotide	Protect against damage (apoptosis) of cells of the blood vessel walls caused by fludarabine, a chemotherapy agent	Preclinical in Germany
Gen 301	Prevent and treat mucositis	Preclinical in England

Overview

We manufacture defibrotide at our facility. Currently, we sell the defibrotide to our affiliate, Sirton. Sirton focuses on processing the defibrotide for either oral administration or intra-venous administration and sells the finished products to Crinos S.p.A., a subsidiary of Stada Arzneimittel AG. Crinos markets defibrotide in Italy to both treat and prevent vascular disease with thrombosis under a semi-exclusive license agreement with us. We also manufacture and sell to Sirton two active pharmaceutical ingredients, urokinase and calcium heparin, used by Sirton to make generic drugs, and sulglicotide, which is intended to be used to treat peptic ulcers. We sell sulglicotide to unrelated third parties and are actively working on developing other customers for these products. We also manufacture a variety of other miscellaneous pharmaceutical products.

Sirton sells its finished products, including calcium heparin, primarily to one customer, Crinos, which sells them to the retail market. Calcium heparin, which is a by-product of manufacturing defibrotide, has seen decreased demand over the past several years due to a new competitive product, low molecular weight heparin, made by Aventis and other companies. Also, Crinos has limited its sale of urokinase to a single dose, which has a more limited market than multiple doses. As a result, Sirton’s demand for these products has decreased over the past several years, and may continue to decrease over the next several years until and unless both we and Sirton develop new customers outside of Crinos’s exclusive area. Despite the fact that Sirton has recently experienced financial difficulties which could impact our business, we believe that we can continue to operate without a significant change in our operations or any disposal of our assets.

We have also generated revenue from the receipt of research grants, from the sale of rights to our intellectual property, and from licensing agreements. Our licensing agreements have included up-front payments, some of which are paid based on achieving defined milestones and royalties from product sales in the licensed territories.

Our cost of goods sold consists of material costs, direct labor and related benefits and payroll burden, utilities, quality control expenses, depreciation of our facility and other indirect costs of our facility.

The gross margin from our current revenues contributes towards our general and administrative expenses, research and development expenses, and capital expenditures. Our general and administrative expenses include compensation for our executive officers, office facilities, accounting and human resources, information technology services and professional fees and other corporate expenses, including public company expenses. Some of these services are provided pursuant to contracts with Sirton and FinSirton.

We expect to continue to incur net losses as we continue the development of our product candidates, apply for regulatory approvals and expand our operations.

Research and Development Expenses

Our research and development expenses consist primarily of costs associated with research, preclinical development and clinical trials for our product candidates. Development timelines and costs are difficult to estimate and may vary significantly for each product candidate and from quarter to quarter. The process of seeking regulatory approvals, and the subsequent compliance with applicable regulations, requires the expenditure of substantial resources.

The successful development of our product candidates is highly uncertain. We cannot estimate with certainty or know the exact nature, timing and estimated costs of the efforts necessary to complete the development of defibrotide to treat or prevent VOD or the other uses for which we are developing defibrotide or the date of completion of these development efforts. We do not anticipate that we will generate any new revenues from our product candidates until 2008, at the earliest, and we cannot reasonably estimate when we may have material net cash inflows from sales of defibrotide to treat or prevent VOD or the other uses for which we are developing defibrotide, if ever. We cannot estimate with certainty any of the foregoing due to the numerous risks and uncertainties associated with development, including:

•	the possibility of delays in the collection of clinical trial data and the uncertainty of the timing of any interim analysis of any clinical trial that may be permitted by FDA;

•	the uncertainty of clinical trial results; and

•	extensive governmental regulation, both foreign and domestic, for approval of new therapies.

If we fail to complete the development of defibrotide to treat VOD or to prevent VOD, it will have a material adverse effect on our future operating results and financial condition. In addition, any failure by us to obtain, or any delay in obtaining, regulatory approvals will also have a material adverse effect on our results of operations and financial condition.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from those estimates.

We believe the following policies to be the most critical to an understanding of our financial conditions and results of operations because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Revenue Recognition

Currently, our primary source of revenue is from the sale of products to our affiliate, Sirton. We recognize revenue from product sales when ownership of the product is transferred to and accepted by the customer, the sales price is fixed and determinable, and collectibility is reasonably assured. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded on the basis of historical rates of return. Historically our returns have been insignificant due to our most significant customer also being an affiliate. However, given our intent to grow our non-affiliate revenues, we expect that in the future we will be required to periodically estimate the amount of goods subject to return.

Licensing and royalty agreements generally contemplate that our technology or intellectual property will be utilized to commercialize or produce certain pharmaceutical products and that we will receive certain fees pursuant to these agreements. Up-front payments related to licensing agreements are deferred and recognized ratably over the life of the agreement. Royalty revenues are recognized in proportion to the underlying sales. We also derive revenues from research and development agreements with co-development partners. We initially defer milestone revenues on such arrangements and subsequently recognize them as income in proportion to the costs incurred for the related development phase and in accordance with the contract terms. Performance milestone payments are not subject to forfeiture. We recognize revenue from these contractual arrangements according to Staff Accounting Bulletin No. 104, “Revenue Recognition.” When necessary, we divide our agreements into separate units of accounting as required by Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables” before using the applicable revenue recognition policy for each arrangement within the agreement. Accordingly, we recognize revenues on performance milestones contracts only when we have met specific targets or milestones set forth in the contracts. We defer and recognize as revenue non-refundable payments received in advance that are related to future performance over the life of the related research project.

We have used and expect to continue to enter into arrangements that have multiple deliverables. The timing and amount of revenue recognition is subject to our estimates of the relative fair values of the individual components of an agreement. In connection with recording revenue, we must make estimates and assumptions determining the expected conversion of the revenue streams to cash collected. The cash conversion estimation process requires that our management make assumptions based on historical results, future expectations, the economic and competitive environment and changes in the credit worthiness of customers, and other relevant factors. If these assumptions prove to be incorrect, our actual conversion rate of recorded revenue to cash may be lower than expected and we would be required to increase our allowance for doubtful accounts.

Our current estimate of bad debt expense is zero, as approximately 95% of our product sales are with one affiliate. If we increased our estimate of bad debt to 1% of sales, our operating results would have been lower by approximately €6 thousand and €9 thousand for the three month periods ended March 31, 2005 and 2006, respectively. These amounts would have a material impact on our results of operation and our shareholder’s equity, but no impact on our cash flow in those periods.

Inventories

We state inventories at the lower of cost or market, determining cost on an average cost basis. We periodically review inventories and reduce items that we consider outdated or obsolete to their estimated net realizable value. We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand. Our reserve level, and as a result our overall profitability, is therefore subject to our ability to reasonably forecast future sales levels versus quantities on hand and existing purchase commitments. Forecasting of demand and resource planning are subject to extensive assumptions that we must make regarding, among other variables, expected market changes, overall demand, pricing incentives and raw material availability. Significant changes in these estimates could indicate that inventory levels are excessive, which would require us to reduce inventories to their estimated net realizable value. We capitalize inventory costs associated with certain by-products, based on management’s judgment of probable future commercial use and net realizable value. We could be required to permanently write down previously capitalized costs related to commercial inventory upon change in such judgment, a delay in commercialization, delay of approval by regulatory bodies, or other potential factors. In the highly regulated industry in which we operate, raw materials, work in progress and finished goods inventories have expiration dates that must be factored into our judgments about the recoverability of inventory cost. Additionally, if our estimate of a product’s demand and pricing is such that we may not fully recover the cost of inventory, we must consider that in our judgment as well. In the context of reflecting inventory at the lower of cost or market, we will record a permanent inventory write-down as soon as a need for such a write down is determined.

Impairment of Long-lived Assets

Our long-lived assets consist primarily of product rights and property and equipment. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), we evaluate our ability to recover the carrying value of long-lived assets used in our business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired.

To assess impairment of property, manufacturing facility and equipment and amortizing intangible assets for purposes of U.S. generally accepted accounting principles, we use the guidance outlined in SFAS 144. If, based on the preceding discussion, our management has concluded that impairment indicators exist, we will initially review by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets’ fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected.

Research and Development Expenses

We have several activities and cost drivers that we collectively refer to as “research and development.” These activities include salaries and benefits of our direct employees, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services, subcontractor costs and other research and or developmental related costs. Research and development costs, including any upfront payments and milestones paid to collaborators, are expensed as incurred. The timing of upfront fees and milestone payments in the future may cause variability in future research and development expenses. Clinical trial costs include costs associated with contract research organizations. The billing that we receive from contract research organizations for services rendered can lag for several months. We accrue the estimated costs of the contract research organizations related services based on our estimate of management fees, site management and monitoring costs and data management costs. Our research and development department is in continuous communication with our contract research organizations suppliers to assess both their progress on the underlying study and the reasonableness of their cost estimates. Differences between estimated trial costs and actual have not been material to date, and any changes have been made when they become known. Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations. For the three month periods ended March 31, 2005 and 2006, we have incurred research and development expenses of €644 thousand and €1.623 million, respectively. As of March 31, 2006, we had €3.344 million of future payables under outstanding contracts with various contract research organizations. Most of these contracts are on a cost plus basis or actual cost basis.

Share-Based Compensation

We have adopted the fair value based method of accounting for share-based employee compensation in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (SFAS 123R). SFAS 123R requires us to estimate a significant number of variables in order to derive a fair value of an equity based instrument. For example, the risk of the underlying deliverable equity instruments (i.e., our ordinary shares) as compared to the market as a whole, is generally reflected in our unique “Beta”. This is a unique measurement to each company, and requires several assumptions. The most common and generally accepted valuation models related to option pricing also include many significant assumptions related to such variables as dividend yields, share prices and the estimated life of the option before being exercised. The actual selection of which valuation model to use requires judgment, as there are several models to choose from.

In using the option pricing model that we have selected, changes in the underlying assumptions have the following effect on the resulting fair value output:

An increase to the:	Results in a fair value estimate that is:
Price of the underlying share	Higher
Exercise price of option	Lower
Expected volatility of stock	Higher
Expected dividends on stock	Lower
Risk-free interest rate	Higher
Expected term of option	Higher

In our current valuation, we consider the volatility factor to be critical. We have used a weighted average 40% factor based on what we believe is a representative sample of similar biopharmaceutical companies. However, this sample is not perfect as it omits, for example, Italian companies, due to the fact that there are a limited number of companies such as ourselves publicly traded in the U.S. market. If we increased our volatility factor to 80%, the fair value of our stock options granted in 2005 and in 2006 would have increased by $1.857 million and $39 thousand, respectively, and would have resulted in $157 thousand and $39thousand in additional compensation expense in 2005 and 2006, respectively. Therefore, significant changes to these estimates could have a material impact on the results of our operations.

Accounting for income taxes

We use the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry-forwards, all of which we calculate using presently enacted tax rates. We establish valuation allowances when necessary to reduce deferred tax assets to the amount that we expect to be realized.

In our accompanying financial statements we have reserved for all of our deferred tax assets as we currently believe that it is more likely than not that the assets will not be recoverable during their estimated life. In establishing our deferred tax position, in particular deferred tax assets, we only establish the tax asset if we believe that it is probable that this asset will be an allowable deduction in our tax jurisdiction. The assessment of the “recoverability” of that asset is a separate exercise, which uses the “more likely than not” criteria. In Italy, which is currently the only taxing jurisdiction where we are required to file a tax return, we have assessed that due to the limited lives of our net operating losses (limited to 5 years), we believe that these assets will not be recoverable before expiration. Although we have paid some corporate income taxes in the past, the significant amount of other tax assets in conjunction with the higher level of expected expenditures, the already existing net operating losses and limited taxable income expected in the near future resulted in our estimating that a complete valuation allowance was necessary. Significant changes either to the underlying facts, such as an increase in the net operating loss life in Italy, or our estimates, such as our ability to generate meaningful taxable income, could result in changes to our existing valuation allowance. Such changes could have a material impact on our results of operations or financial position.

Results of Operations

The following tables set forth our results of operations, expressed as a percentage of total product sales:

	Three Months Ended March 31,
	2005		2006
000s omitted	Amount	Percent	Amount	Percent
Sales to affiliates	€500	84.3%	€912	99.7%
Third party product sales	93	15.7	3	0.3
Total product sales	593	100.0	915	100.0
Other income and revenues	70	11.8	35	3.8
Total Revenues.	663	111.8	950	103.8

Operating costs and expenses:
Cost of goods sold	502	84.7	763	83.4
Charges from affiliates.	271	45.7	215	23.5
Research and development.	644	108.6	1,623	177.4
General and administrative	412	69.5	1,296	141.6
Depreciation and amortization.	23	3.9	42	4.6
	1,852	312.3	(3,939)	430.5

Operating loss	(1,189)	(200.5)	(2,989)	(326.7)

Foreign currency exchange gain (loss), net	(55)	(9.3)	(168)	(18.4)
Interest income (expense) and other income, net.	(2,148)	(362.2)	52	5.7

Pre-tax loss	(3,392)	(572.0)	(3,105)	(339.3)

Income tax expense (benefit)
Current.	(16)	(2.7)	-
Total income tax expense	(16)	(2.7)	-

Net loss	€(3,408)	(574.7)%	€(3,105)	(339.3)%

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Product sales.

Our product sales were €915 thousand for the three month period ended March 31, 2006, compared to €593 thousand for the comparable period in 2005, an increase of 54% or €322 thousand. The fluctuation was primarily due to an increase in sales to our principal customer and affiliate, Sirton, due to increased demand by Sirton’s principal customer, Crinos. The timing of manufacturer orders, which we do not control, can cause variability in sales. During the three months ended March 31, 2006, product sales of urokinase increased compared with prior period. The increase in urokinase sales represented 91% of the total increase in product sales.

Cost of goods sold.

Our cost of goods sold was €763 thousand for the three month period ended March 31, 2006 compared to €502 thousand for the comparable period in 2005. Cost of goods sold as a percent of product sales decreased from 84.7% to 83.4%. The decrease is primarily due to a revision in the estimated life of certain manufacturing equipment resulting in a reduction in depreciation expenses, offset to some extent by increased quality control costs.

Other income and revenues.

Our other income and revenues was €35 thousand for the three month period ended March 31, 2006, compared to €70 thousand for the comparable period in 2005. Other income is primarily due to our recognition of revenues for performance milestone payments received under our license agreement with Sigma-Tau and upfront payments recognized ratably over the expected life of the research period. In 2006, Company’s management revised the recognition period of the upfront payments to align it to the revised expected residual life of the financed research project.

Research and development expenses.

We incurred research and development expenses of €1.623 million for the three month period ended March 31, 2006 compared to €644 thousand for the comparable period in 2005. The expenses were primarily for the development of defibrotide to treat and prevent VOD. The difference between the periods is primarily due to the timing and expenses incurred for clinical trials, including the preparation of regulatory filings and clinical product cost. Also contributing to the increase was an increase in headcount and outside services to support increased activity in our clinical trials, including stock based compensation of €58 thousand.

General and administrative expenses.

Our general and administrative expenses were €1.296 million for the three month period ended March 31, 2006 compared to €412 thousand for the comparable period in 2005. The increase was primarily related to our increased headcount and the expenses of being a public company, an increase in internally provided administrative services to replace administrative services previously provided by affiliates and stock based compensation of €140 thousand.

Depreciation and amortization.

Depreciation and amortization amounted to €42 thousand for the three month period ended March 31, 2006 compared to €23 thousand for the comparable period in 2005. Depreciation expense excludes depreciation on our manufacturing facilities which is included in cost of goods sold.

Interest income (expense) and Other income, net

The components of interest income (expense) on a net basis have changed primarily due to the effects of the repayment and conversion of our Series A senior convertible notes in 2005 and the amount of invested funds we had following our initial public offering in June 2005. For the three months ended March 31 2005, interest expense on the Series A notes was € 2.094 million, including non-cash interest expense of €1.989 million from the amortization of the issue discount and issue cost. These notes were converted or redeemed in June 2005.

Net loss.

Our net loss was €3.105 million for the three month period ended March 31, 2006 compared to a net loss of €3.408 million for the comparable 2005 period. The decreased loss was primarily due to a decrease in interest expense in 2006 offset to some extent by increases in general and administrative expenses, research and development expenses, and stock based compensation and due to an increase on revenue.

Liquidity and Capital Resources

For the three month period ended March 31, 2006, we used approximately €2.166 million of cash in operating activities, approximately €472 thousand for investing activities, including capital expenditures, and we repaid debt of approximately €401 thousand, for a total use of cash of €3.039 million in the quarter.

As of March 31, 2006, we had cash of €9.746 million. In April 2006, we received proceeds of €1.0 million under a financing facility and €976 thousand due to exercise of warrants. Given the resources needed to continue clinical and pre-clinical research and development, we intend, in any event, to fund these activities by obtaining medium-long term bank credit lines or to the capital market.

We applied to a national banking institution, Intesa-Mediocredito, for a medium/long-term financing facility of up to €1 million to finance our purchase and installation of two reactors in our manufacturing facility. In February 2006, Intesa-Mediocredito notified the Company that it would grant the financing facility, and in April 2006, Intesa-Mediocredito granted the financing facility. The financing facility has a five-year term and bears interest at the three-month Euribor rate plus 1.7%. It is secured by Banca Intesa debt securities in the aggregate amount of €525 thousand that we purchased and which expire on May 10, 2011. We make installment payments on the financing facility of €131 thousand every six months until its final maturity in April 2011.

Under Italian law, a local authority, the Lombardy Regional Authority, provided various incentives to us to purchase the new reactors, on the fact that the reactors improve the working conditions for our employees and constitute an investment in innovation. These incentives were in the form of the agreement by the Lombardy Regional Authority to pay (i) up to €75 thousand of certain social securities contributions that we are obligated to pay to the national government and (ii) up to €80 thousand of interest due on the financing facility

On July 20, 2004, we obtained a loan in the amount of €2.0 million from Banca Nazionale del Lavoro. The mortgage loan is secured by real estate owned by us and was secured by real estate owned by Sirton, and a guarantee executed by FinSirton. Banca Nazionale del Lavoro released Sirton from its mortgage and FinSirton from its guarantee in April 2006; we deposited €550,000 with Banca Nazionale del Lavoro to secure repayment of the loan. In addition, payment of up to €1.0 million of our trade payables to Sirton is subordinated and made junior in right of payment to the prior payment in full in cash of the mortgage loan. No payment or prepayment of up to €1.0 million of the trade payables to Sirton may be made until our obligations under the mortgage loan are performed in full. Amounts due under the mortgage loan bear interest at the six-month Euribor rate plus 1.40%. We make installment payments on the loan every six months until its final maturity in August 2010. At March 31, 2006, the amount outstanding under this loan was €1.8 million.

We expect to devote substantial resources to continue our research and development efforts, on regulatory expenses, and to expand our licensing and collaboration efforts. Our funding requirements will depend on numerous factors including:

•	whether we are able to commercialize and sell defibrotide for the uses for which we are developing it;

•	the scope and results of our clinical trials;

•	advancement of other product candidates in development;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the cost of manufacturing activities;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and results of such litigation; and

•	our ability to establish and maintain additional collaborative arrangements.

We do not expect our revenues to increase significantly until we successfully obtain FDA and European regulatory marketing approval for, and begin selling, defibrotide to treat VOD with multiple-organ failure. We believe that some of the key factors that will affect our internal and external sources of cash are:

•	our ability to obtain FDA and European regulatory marketing approval for and to commercially launch defibrotide to treat VOD with multiple-organ failure;

•	the success of our other clinical and pre-clinical development programs, including development of defibrotide to prevent VOD and to treat multiple myeloma;

•	the receptivity of the capital markets to financings of biotechnology companies; and

•	our ability to enter into additional strategic agreements with corporate and academic collaborators and the success of such relationships.

We will need to raise additional financing and/or enter into collaborative or licensing agreements in the future to fund continuing research and development for our product candidates, as well as any mergers or acquisitions in which we may engage. Changes in our operating plans, delays in obtaining approval to market our product candidates, lower than anticipated revenues, increased expenses or other events, may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our ordinary shares and debt financing, if available, may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate our business.

In order to issue new equity or debt securities convertible into equity, with some exceptions, we must increase our authorized capital. In order to do so, our board must meet and resolve to recommend to our shareholders that they approve an amendment to our bylaws to increase our capital. Our shareholders must then approve that amendment to our bylaws in a formal meeting duly called, with the favorable vote of the required majority, which may change depending on whether the meeting is held on a first or subsequent call. These meetings take time to call. In addition, a notary public must verify the compliance of the capital increase with our bylaws and applicable Italian law. Further, under Italian law, our existing shareholders and any holders of convertible securities sometimes have preemptive rights to acquire any such shares on the same terms as are approved concurrent with the new increase of the authorized capital pro rata based on their percentage interests in our company. Also, our shareholders can authorize the board of directors to increase our capital, but the board may exercise such power for only five years. If the authorized capital is not issued by the end of those five years, the authorized capital expires, and our board and shareholders would need to meet again to authorize a new capital increase. Our shareholders authorized our board of directors to increase our capital by up to €90 million of par value for ordinary shares and €10 million for ordinary shares issuable upon conversion of convertible bonds on April 28, 2006. Italian law also provides that if the shareholders vote to increase our capital, dissenting, abstaining or absent shareholders representing more than 5% of the outstanding shares of our company may, for a period of 90 days following the filing of the shareholders’ approval with the Registry of Companies, challenge such capital increase if the increase was not in compliance with Italian law. In certain cases (if, for example, a shareholders’ meeting was not called), any interested person may challenge the capital increase for a period of 180 days following the filing of the shareholders’ approval with the Registry of Companies. Finally, once our shareholders authorize a capital increase, we must issue all of those authorized shares before the shareholders may authorize a new capital increase, unless the shareholders vote to cancel the previously authorized shares. These restrictions could limit our ability to issue new equity or convertible debt securities on a timely basis.

If we are unable to obtain additional financing, we may be required to reduce the scope of, or delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our financing condition and operating results.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

Our major contractual obligations and commitments relate to our real estate mortgages, other financing from banks and financial institutions, and various service agreements (including those related to our clinical trials).

On July 20, 2004, we obtained a loan in the amount of €2.0 million from Banca Nazionale del Lavoro. The mortgage loan is secured by real estate owned by us and was secured by real estate owned by Sirton, and a guarantee executed by FinSirton. Banca Nazionale del Lavoro released Sirton from its mortgage and FinSirton from its guarantee in April 2006; we deposited €550,000 with Banca Nazionale del Lavoro to secure repayment of the loan. In addition, payment of up to €1.0 million of our trade payables to Sirton is subordinated and made junior in right of payment to the prior payment in full in cash of the mortgage loan. No payment or prepayment of up to €1.0 million of the trade payables to Sirton may be made until our obligations under the mortgage loan are performed in full. Amounts due under the mortgage loan bear interest at the six-month Euribor rate plus 1.40%. We make installment payments on the loan every six months until its final maturity on August 6, 2010. At March 31, 2006, the amount outstanding under this loan was €1.8 million.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. The carrying amounts of cash and cash equivalents, accounts receivable and other receivables, and the interest rate on our debt with floating rates represents our principal exposure to credit risk in relation to our financial assets.

As of March 31, 2006, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and the United States that we believe are of acceptable credit quality. We use interest rate swaps on our floating rate mortgage debt to hedge the risk of rising rates. We do not believe we are exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks and our floating rate debt (to the extent we are not protected by interest rate hedges) and, therefore, we believe that our current exposure to interest rate risk is minimal.

Substantially all of our current revenue generating operations are transacted in, and substantially all of our assets and liabilities are denominated in the euro. In the future, we expect to transact business in the United States dollar and other currencies. The value of the euro against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Any change in the value of the euro relative to other currencies that we transact business with in the future could materially and adversely affect our cash flows, revenues and financial condition. To the extent we hold assets denominated in United States dollars, any appreciation of the euro against the United States dollar could result in a charge to our operating results and a reduction in the value of our United States dollar denominated assets upon remeasurement.

Trends

Currently, our primary source of revenue is from the sale of products to our affiliate, Sirton. Sirton manufactures finished products from, in part, our products, and sells those products primarily to one customer, Crinos. Sirton sells its finished products, including calcium heparin, primarily to one customer, Crinos, which sells them to the retail market. Calcium heparin has seen decreased demand over the past several years due to a new competitive product, low molecular weight heparin, made by Aventis and other companies. Also, Crinos has limited its sale of urokinase to a single dose, which has a more limited market than multiple doses. As a result, Sirton’s demand for these products of ours has decreased over the past several years, and may continue to decrease over the next several years until and unless both we and Sirton develop new customers.

On November 11, 2003, we entered into a Supply Agreement with Samil Pharm. Co., Ltd., a Korean corporation. Under this agreement, we supply Samil with sulglicotide, and Samil has the following purchase obligations:

Period	Purchase Amount
June 20, 2005 to June 20, 2006	at least 2,600 kilograms
June 20, 2006 to June 20, 2007	at least 3,400 kilograms
After June 20, 2007	to be renegotiated

In any given period, excess purchases by Samil may be applied as a reduction of the immediately following period’s minimum purchases or as compensation for a failure to purchase the immediately preceding period’s minimum purchase, at Samil’s choice. Samil informed us that it experienced a delay in the launch of its product that uses sulglicotide because of further market analyses required in order to properly position the product into the Korean market. Samil launched its product in early 2006 and in March 2006 we received a purchase order from Samil for 490 kg of sulglicotide. Additionally, we have been informed by Samil that another 490 kg of sulglicotide may be needed in 2006. We expect future growth in sulglicotide revenue due to the expected penetration of the Samil’s product in the Korean market. However, we cannot be certain that the Samil will be successful on its efforts.

In connection with the issue of our Series A senior convertible promissory notes, we incurred debt issues costs which are amortized over the term of the notes and included in interest expense. In addition, we recorded original issue discount on the notes due to the beneficial conversion feature of the notes and related detachable warrants. As of December 31, 2005, all of the notes have been repaid or converted into our ordinary shares. We incurred interest expense in 2005 on the notes in the amount of €4.095 million, including amortization of the issue costs and issue discount of €3.837 million.

As a public reporting company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, the American Stock Exchange and the Nasdaq National Market System, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance.